SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  FORM U-6B-2

                          Certificate of Notification

                                    Filed by

                             GEORGIA POWER COMPANY
                                (the "Company")


     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

Item 1.  Type of security or securities.

     In connection with the issuance and sale by the Development Authority of Burke County (the "Authority") of its Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), Third Series 1995, in the principal amount of $35,585,000 (the "Third Series 1995 Revenue Bonds"), its Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), Fourth Series 1995, in the principal amount of $30,000,000 (the "Fourth Series 1995 Revenue Bonds"), and its Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), Fifth Series 1995, in the principal amount of $27,000,000 (the "Fifth Series 1995 Revenue Bonds") (collectively, the "Revenue Bonds"), the Company issued the following:

     (a) three promissory notes dated September 27, 1995 (the "Notes"), evidencing the obligations of the Company to repay the Authority's separate loans (the "Loans") to it of the proceeds of the Revenue Bonds, such Notes being in the same principal amounts as the respective series of Revenue Bonds, and

     (b) First Mortgage Bonds, consisting of $35,585,000 principal amount of First Pollution Control Series due September 1, 2025, $30,000,000 principal amount of Second Pollution Control Series due September 1, 2025 and $27,000,000 principal amount of Third Pollution Control Series due September 1, 2025
(collectively, the "Collateral Bonds"), securing the Company's payment obligations under the respective Notes.
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Item 2.  Issue, renewal or guaranty.

         Issue

Item 3.  Principal amount of each security.

         See Item 1 hereinabove.

Item 4.  Rate of interest per annum of each security.

     Each of the Notes and its related series of Collateral Bonds bear interest at the rate or rates of interest borne by the corresponding series of Revenue Bonds.

     Initially, the Third Series 1995 Revenue Bonds will bear interest from the date of their original issuance and delivery at a Daily Rate determined by J.P. Morgan Securities Inc., the Remarketing Agent for the Third Series 1995 Revenue Bonds.

     Initially, the Fourth Series 1995 Revenue Bonds will bear interest from the date of their original issuance and delivery at a Daily Rate determined by Citicorp Securities, Inc., the Remarketing Agent for the Fourth Series 1995 Revenue Bonds.

     Initially, the Fifth Series 1995 Revenue Bonds will bear interest from the date of their original issuance and delivery at a Daily Rate determined by Trust Company Bank, the Remarketing Agent for the Fifth Series 1995 Revenue Bonds.

     The Company may from time to time change the method of determining the interest rate on any series of the Revenue Bonds to a Daily, Weekly, Commercial Paper or Long-Term Interest Rate.

Item 5.  Date of issue, renewal or guaranty of each security.

         September 27, 1995

Item 6.  If renewal of security, give date of original issue.

         Not Applicable

Item 7.  Date of maturity of each security.

         September 1, 2025, subject to prepayment or prior redemption


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Item 8.  Name of person to whom each security was issued, renewed or guaranteed.

     The Notes were issued in favor of the Authority and assigned by it to Bank South, as trustee (the "Revenue Bond Trustee") for the benefit of the holders of the respective series of Revenue Bonds. The Collateral Bonds were issued and delivered to the Revenue Bond Trustee.

Item 9.  Collateral given with each security, if any.

     The respective series of Collateral Bonds secure the Company's payment obligations under the related Notes. The Company's first mortgage bonds, including the Collateral Bonds, are entitled to the benefit of a first lien on substantially all assets of the Company.

Item 10. Consideration received for each security.

     The Company issued the Notes and the Collateral Bonds in consideration of the Loans aggregating $92,585,000 (the "Loans' Proceeds").

Item 11. Application of proceeds of each security.

     The Loans' Proceeds have been deposited with the Revenue Bond Trustee and have been or will be applied to the refunding redemptions in October 1995 of $43,000,000 principal amount of the Authority's outstanding 10.60% Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), Second Series 1985, and in November 1995 of $49,585,000 principal amount of the Authority's outstanding 10 1/2% Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), Third Series 1985.

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Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

         a. the provisions contained in the first sentence of Section 6(b)___

         b. the provisions contained in the fourth sentence of Section 6(b)___

         c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13. Not Applicable.

Item 14. Not Applicable.

Item 15. If the security or securities are exempt from the provisions of
         Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

         Rule 52


Date:  October 6, 1995                              GEORGIA POWER COMPANY



                                                    By: /s/Wayne Boston
                                                           Wayne Boston
                                                        Assistant Secretary